SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No. 11)

WESCO FINANCIAL CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

950817106

(CUSIP Number)

MARC D. HAMBURG BERKSHIRE HATHAWAY INC. 3555 FARNAM STREET OMAHA, NEBRASKA 68131 (402) 346-1400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

FEBRUARY 4, 2011

(Date of Event Which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 950817106	SCHEDULE 13D	PAGE 2 OF 8 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Warren E. Buffett
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (1)(2)
	8	SHARED VOTING POWER 5,703,087 (1)(2)
	9	SOLE DISPOSITIVE POWER 0 (1)(2)
	10	SHARED DISPOSITIVE POWER 5,703,087 (1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,703,087 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 80.1% (1)(2)
14	TYPE OF REPORTING PERSON* IN

*	See instructions before filling out.
1.	Blue Chip Stamps (“Blue Chip”) is the holder of record of the 5,703,087 shares (the “Shares”), which constitute 80.1% of the outstanding common stock of Wesco Financial Corporation (“Wesco”). Mr. Buffett may be deemed to control Berkshire Hathaway Inc. (“Berkshire”), which controls Blue Chip. Thus, both Mr. Buffett and Berkshire may be considered to have beneficial ownership of the Shares. OBH LLC (“OBH”), a direct subsidiary of Berkshire and the direct parent company of Blue Chip, also may be considered to have beneficial ownership of the Shares.
2.	Blue Chip has both voting and investment power with respect to the Shares. However, Mr. Buffett, Chairman of the Board of Directors of Berkshire, may be deemed to control Blue Chip. Thus, Mr. Buffett, Berkshire and OBH share voting power and investment power with respect to the Shares.

CUSIP NO. 950817106	SCHEDULE 13D	PAGE 3 OF 8 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Berkshire Hathaway Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware corporation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,703,087 (1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,703,087 (1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,703,087 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 80.1% (1)(2)
14	TYPE OF REPORTING PERSON* HC, CO

*	See instructions before filling out.
1.	Blue Chip is the holder of record of the Shares, which constitute 80.1% of the outstanding common stock of Wesco. Mr. Buffett may be deemed to control Berkshire, which controls Blue Chip. Thus, both Mr. Buffett and Berkshire may be considered to have beneficial ownership of the Shares. OBH, a direct subsidiary of Berkshire and the direct parent company of Blue Chip, also may be considered to have beneficial ownership of the Shares.
2.	Blue Chip has both voting and investment power with respect to the Shares. However, Mr. Buffett, Chairman of the Board of Directors of Berkshire, may be deemed to control Blue Chip. Thus, Mr. Buffett, Berkshire and OBH share voting power and investment power with respect to the Shares.

CUSIP NO. 950817106	SCHEDULE 13D	PAGE 4 OF 8 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) OBH LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware limited liability company
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,703,087 (1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,703,087 (1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,703,087 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 80.1% (1)(2)
14	TYPE OF REPORTING PERSON* HC, OO

*	See instructions before filling out.
1.	Blue Chip is the holder of record of the Shares, which constitute 80.1% of the outstanding common stock of Wesco. Mr. Buffett may be deemed to control Berkshire, which controls Blue Chip. Thus, both Mr. Buffett and Berkshire may be considered to have beneficial ownership of the Shares. OBH, a direct subsidiary of Berkshire and the direct parent company of Blue Chip, also may be considered to have beneficial ownership of the Shares.
2.	Blue Chip has both voting and investment power with respect to the Shares. However, Mr. Buffett, Chairman of the Board of Directors of Berkshire, may be deemed to control Blue Chip. Thus, Mr. Buffett, Berkshire and OBH share voting power and investment power with respect to the Shares.

CUSIP NO. 950817106	SCHEDULE 13D	PAGE 5 OF 8 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Blue Chip Stamps
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California corporation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,703,087 (1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,703,087 (1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,703,087 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 80.1% (1)(2)
14	TYPE OF REPORTING PERSON* HC, CO

*	See instructions before filling out.
1.	Blue Chip is the holder of record of the Shares, which constitute 80.1% of the outstanding common stock of Wesco. Mr. Buffett may be deemed to control Berkshire, which controls Blue Chip. Thus, both Mr. Buffett and Berkshire may be considered to have beneficial ownership of the Shares. OBH, a direct subsidiary of Berkshire and the direct parent company of Blue Chip, also may be considered to have beneficial ownership of the Shares.
2.	Blue Chip has both voting and investment power with respect to the Shares. However, Mr. Buffett, Chairman of the Board of Directors of Berkshire, may be deemed to control Blue Chip. Thus, Mr. Buffett, Berkshire and OBH share voting power and investment power with respect to the Shares.

CUSIP NO. 950817106	SCHEDULE 13D	PAGE 6 OF 8 PAGES

This Amendment No. 11 to Schedule 13D is filed with respect to 5,703,087 shares of the common stock of Wesco Financial Corporation (“Wesco”) held by Blue Chip Stamps (“Blue Chip”). Blue Chip is a wholly owned subsidiary of OBH LLC, which is a wholly owned subsidiary of Berkshire Hathaway Inc. (“Berkshire”). Amendment No. 10 to the Schedule 13D was filed on September 1, 2010.

Item 3.	Source and Amount of Funds or Other Consideration

The response set forth in Item 3 of Schedule 13D is hereby amended and supplemented by adding the following:

Capitalized terms used in this paragraph but not otherwise defined herein have the meanings assigned to them in Item 4 below. The total consideration to be paid in connection with the transactions contemplated in the Merger Agreement described in Item 4 below is estimated to be approximately $547.6 million, subject to adjustment as provided in the Merger Agreement. Berkshire intends to use cash available in the businesses of Berkshire and certain of its subsidiaries to fund any elections by Wesco shareholders to exchange their shares of Wesco common stock for cash.

Item 4.	Purpose of Transaction

The response set forth in Item 4 of Schedule 13D is hereby amended and supplemented by adding the following:

On February 4, 2011, Berkshire, Montana Acquisitions, LLC, a Delaware limited liability company and an indirect wholly owned subsidiary of Berkshire (“Merger Sub”), and Wesco entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the terms and conditions of the Merger Agreement, Berkshire agreed to acquire the remaining 19.9% of the shares of Wesco common stock that it does not presently own through a merger (the “Merger”) of Wesco with and into Merger Sub.

The Merger Agreement provides that each share of Wesco common stock not owned by Berkshire will be converted into the right to receive an amount, either in cash or Berkshire Class B common stock, at the election of the shareholder, equal to: (i) $386.55 (which represents Wesco’s per share shareholder’s equity as of January 31, 2011, estimated for purposes of the Merger Agreement), plus (ii) an earnings factor of $.98691 per share per month from and after February 1, 2011 through and including the anticipated effective time of the Merger (pro rated on a daily basis for any partial month), plus or minus (iii) the change in net unrealized appreciation of Wesco’s investment securities and the amount of net realized investment gains or losses with respect to Wesco’s investment securities (expressed on a per share basis, net of taxes) from February 1, 2011 to the close of business on the second full trading day prior to the date of the special meeting of the shareholders of Wesco to vote on the transaction (the “Determination Date”), minus (iv) the per share amount of cash dividends declared with respect to Wesco’s common stock having a record date from and after February 4, 2011 through and including the anticipated effective time of the Merger, and minus (v) certain fees and expenses incurred by Wesco in connection with the transaction (expressed on a per share basis). For Wesco shareholders electing to receive their merger consideration in shares of Berkshire Class B common stock, the exchange ratio will be based on the average of the volume-weighted average price per share of Berkshire Class B common stock for the period of 20 consecutive trading days ending on the Determination Date.

The transaction requires the affirmative vote of holders of a majority of Wesco’s outstanding shares in favor of the adoption of the Merger Agreement, which will be sought at a special meeting of the shareholders of Wesco, and is subject to customary closing conditions. The transaction is also subject to a non-waivable condition that a majority of the outstanding shares not owned by Berkshire (and excluding certain specified shareholders) vote in favor of the adoption of the Merger Agreement. Berkshire has agreed to vote the Wesco shares it owns in favor of the transaction.

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Merger Agreement, a copy of which is filed as Exhibit A to this Schedule 13D.

CUSIP NO. 950817106	SCHEDULE 13D	PAGE 7 OF 8 PAGES

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The response set forth in Item 6 of Schedule 13D is hereby amended and supplemented by adding the following:

The response to Item 4 above is hereby incorporated by reference in its entirety into this Item 6.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description of Exhibit

(A)	Agreement and Plan of Merger, dated as of February 4, 2011, by and among Berkshire Hathaway Inc., Montana Acquisitions, LLC and Wesco Financial Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Wesco Financial Corporation on February 7, 2011).

(B)	Joint Filing Agreement required by Rule 13d-1(k)(1), dated August 26, 2010, by Warren Buffett, Berkshire Hathaway Inc., OBH LLC and Blue Chip Stamps (previously filed as Exhibit (A) to the Schedule 13D/A of Warren Buffett, Berkshire Hathaway Inc., OBH LLC and Blue Chip Stamps, Commission File No. 005-06028, filed on August 26, 2010 and incorporated herein by reference).

CUSIP NO. 950817106	SCHEDULE 13D	PAGE 8 OF 8 PAGES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 11 to Statement on Schedule 13D is true, complete, and correct.

Dated: February 7, 2011

WARREN E. BUFFETT

/s/ Warren E. Buffett

BERKSHIRE HATHAWAY INC.

By:	/s/ Warren E. Buffett
Name:	Warren E. Buffett
Title:	Chairman and Chief Executive Officer

OBH LLC

By:	/s/ Warren E. Buffett
Name:	Warren E. Buffett
Title:	Chairman and Chief Executive Officer

BLUE CHIP STAMPS

By:	/s/ Jeffrey L. Jacobson
Name:	Jeffrey L. Jacobson
Title:	Vice President and Chief Financial Officer